September 27, 2022

VIA EDGAR

Ms. Jenifer Gallagher

Mr. Karl Hiller

United States Securities and Exchange Commission

Division of Corporate Finance, Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549

Re:	Pixelworks, Inc.

Form 10-K for the Fiscal Year ended December 31, 2021

Filed March 9, 2022

File No. 000-30269

Dear Ms. Jenifer Gallagher and Mr. Karl Hiller:

Pixelworks, Inc. (the “Company”) provides the following information in response to the comments contained in the correspondence of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated September 8, 2022, relating to the aforementioned Form 10-K. For reference purposes, the text of your letter dated September 8, 2022, has been reproduced herein (in bold), with the Company’s response below each numbered comment.

Form 10-K for the Fiscal Year ended December 31, 2021

Business, page 7

1.

Please revise as necessary to more clearly address the disclosure requirements in Item 101(h)(4) of Regulation S-K. For example, describe your principal products with greater specificity in order to understand their relative significance to your current operations, including any material concentrations among the four key market segments that you identify on page 8. Please also expand your disclosures to address the following points.

•	Describe your manufacturing arrangements and your role in the movement of products through the distribution channels identified on pages 13 and 14.

•	Describe the status of any publicly announced new products or services, including the dates when these have been introduced or are expected to become available.

•	Provide differentiation for products and services that are mentioned though which you are no longer providing, including the dates of discontinuance.

•	Address the duration and utility of patents, including the extent to which your products and services rely on all of the 335 patents that you mention.

•	Describe any need for governmental approvals of principal products and services and the effects of any existing or probable governmental regulations.

Response:

The Company acknowledges the Staff’s comments about providing more clarity around the Company’s products and their relative significance to current operations. The Company believes it could provide more clarity in future filings by presenting its “Key Markets” disclosure to more comprehensively identify the markets, products or service, and the application for each, as follows:

We target four key markets with our products and services.

Market	Product or Service (revenue type)	Customer Application

Mobile	Sales of ICs	For smartphones and tablets
	Engineering services, license and other	For smartphones and tablets

Projector	Sales of ICs	For projectors to be used by businesses, in educational settings and for home entertainment

Video Delivery	Sales of ICs	To OEMs and ODMs who design personal video recorder (PVR) products for the consumer electronics segment For use in Over the Air applications (OTA) that are ultimately sold to end users
	Engineering services, license and other	Related to our IP streaming applications for PVR and OTA applications and technical support services

Cinema	Engineering services, license and other	Related to content creation, remastering and video streaming, specifically TrueCut® motion grading and HDR conversion

With respect to the Staff’s request for clarification on the Company’s manufacturing arrangements and role in the movement of products through the distribution channels, the Company believes the disclosure included provides the information that is material to an understanding of its business. Specifically, with respect to manufacturing, the Company is a “fabless” company, which means that it does not manufacture the semiconductors that it designs and develops, but instead the Company contracts with a limited number of foundries and assembly and test vendors to produce wafers and complete finished products. The Company has also included in its “Risk Factors” information on the risks relating to the Company’s manufacturing strategy and process.

With respect to the Company’s role in the movement of products through the distribution channels, the Company has disclosed that its global distribution channel involves both direct (see “Direct Relationships”) and indirect (see “Distributors”) distribution channels, and the percentage of revenue attributable to sales in each of these channels. Additionally, the Company has noted that once the Company has sold to a distributor, the distributor’s payment to the Company is not dependent on the distributor’s ability to resell the product or collect from the end customer, and have separately noted in our revenue recognition disclosure that the Company recognizes revenue upon shipment of the underlying product to the distributor. The Company believes this disclosure provides the information that would be considered material to an understanding of the Company’s business with respect to its role in the movement of products through the distribution channels.

With respect to the duration and utility of patents, the Company respectfully notes that it has provided the following disclosure regarding its patents: “Our U.S. and foreign patents are generally enforceable for 20 years from the date they were filed. Accordingly, our issued patents have from approximately 1 to 18 years remaining in their respective term, depending on their filing date.” This disclosure continues to be accurate. With respect to the utility of the Company’s patents, and the extent to which the Company’s products and services rely on these patents, the Company plans to include the following clarifying disclosure in future filings: “The patents we hold relate generally to improvements in the visual display of digital image data including, but not limited to, improvements in image scaling, image correction, automatic image optimization and video signal processing for digital displays, and, in large part, are implemented in our core technologies and products.”

With respect to the other items noted by the Staff, the Company respectfully submits to the Staff that it believes such items are either not applicable to the Company’s business or are not material to an understanding of the Company’s business.

Risk Factors

Company Specific Risks, page 18

2.

We note that you provide a risk factor on page 23 concerning your operations in China and are further developing your operations and presence in China, particularly with regard to your subsidiary Pixelworks Semiconductor Technology (Shanghai) Co., Ltd.

Given these plans and the significance of your current operations in China, it appears that you should provide disclosures that are responsive to the guidance in our Sample Letter to China-Based Companies (posted to our website in December 2021), to the extent applicable and without regard to sectional headings, concerning the legal and operational risks associated with having operations in China. You may view the Sample Letter to China-Based Companies on our website at the following address:

https://www.sec.gov/corpfin/sample-letter-china-based-companies.

Please submit the incremental disclosures that you propose to address these concerns.

Response:

The Company acknowledges the Staff’s comments and respectfully notes for the Staff that it has reviewed the Sample Letter and believes many of the categories of risks identified therein are already addressed in the Company’s disclosures. However, the Company plans to provide a new risk factor in its next filing that contains some language from its current disclosure, and some new language to address the Staff’s concerns. The proposed risk factor is below, with the new language underlined.

Uncertainties with respect to the PRC legal systems, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in laws and regulations in China could adversely affect us and limit the legal protections available to the Company and its stockholders.

Our Chinese subsidiary, PWSH, is considered a foreign-invested enterprise and is subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to foreign-invested enterprises. For example, China’s government imposes control over the convertibility of RMB into foreign currencies, which can cause difficulties converting cash held in RMB to other currencies. While the overall effect of legislation over the past two decades has significantly enhanced the protections afforded to various foreign investments in China, China has not developed a fully integrated legal system based on the rule of law, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. Because the PRC legal system continues to evolve rapidly, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties, which may limit legal protections available to the Company. Uncertainties due to evolving laws and regulations could also impede the ability of a China-based company, such as our subsidiary, to obtain or maintain permits or licenses required to conduct business in China. While we believe our subsidiary currently has all required permits and licenses required to conduct business in China, changes in laws and regulations could impede our ability to obtain any newly required permits or licenses that may be required in the future. In the absence of any required permits or licenses, governmental authorities could impose material sanctions or penalties on PWSH. In addition, some regulatory requirements issued by certain PRC government authorities may not be consistently applied by other PRC government authorities (including local government authorities), thus making strict compliance with all regulatory requirements impractical, or in some circumstances impossible. In addition, China’s legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, which may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until after the violation occurs. Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Further, since Chinese administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings. These uncertainties may also impede our ability to enforce the contracts entered into by our Chinese subsidiary and could materially and adversely affect our business and results of operations.

The PRC government at times will exercise significant oversight and discretion over the conduct of business in the PRC and may intervene or influence business operations as the government deems appropriate to further regulatory, political and societal goals. There is no guarantee that the PRC government will refrain from releasing regulations or policies regarding the Company’s industry that could adversely affect our business, financial condition and results of operations.

Management’s Discussion and Analysis of Financial Condition and Results of Operation

Overview, page 40

3.

We note that your disclosures on pages 17 and 28 mention the possibility that operations of your key suppliers and manufacturing partners may be adversely affected as a result of the pandemic and of shortages in the global semiconductor business. Please clarify whether these concerns materially effect [sic] your outlook or business goals, and disclose the extent to which your results of operations and capital resources have been impacted.

Please also discuss any efforts that you have undertaken to mitigate these concerns and any uncertainties arising from those efforts or which otherwise prevail over your ability to maintain or ensure product quality, reliability of product development and order fulfillment processes, or to obtain regulatory approvals.

Response:

The Company acknowledges the Staff’s comments with respect to its disclosures around the impact of the pandemic and shortages in the global semiconductor business. The Company intends to provide additional detail in future filings regarding whether these concerns have materially affected or will affect the Company’s outlook or business goals and the extent to which the Company’s results of operations and capital resources have been or will be impacted, as well as disclosures regarding mitigation efforts and related uncertainties, to the extent applicable. The Company also respectfully notes that it takes these concerns into account when considering and providing its financial guidance , including those made since the filing of the Form 10-K.

Results of Operations, page 42

4.

Please expand your discussion and analysis to provide further details of activity and changes based on your various products and services, product groups or target markets to comply with Item 303(a), (b), and (b)(2) of Regulation S-K.

For example, as you appear to design products having similar characteristics and differentiate based on sales in the target markets, address changes in revenues for these markets in both quantitative and qualitative terms, e.g. volumes and prices of products sold in each of the target markets, and the reasons for material changes in comparison to prior periods. Please also address costs and expenses associated with sales in the target markets by identifying and quantifying material components and any factors, including offsetting factors, underlying material changes in comparison to prior periods.

Please submit the revisions that you propose to more clearly address this guidance.

Response:

The Company acknowledges the Staff’s comment and plans to expand its discussion and analysis in future filings to provide further detail of activity and changes based on the Company’s target markets or products and services. Specifically, the Company plans to include in its discussion of “Revenue, net” a further breakdown of revenue from the sale of IC products and revenue related to engineering services, license revenue and other by target market. The following disclosure represents the type of disclosure the Company plans to use in future filings:

“The increase in IC revenue is due to sales into the mobile market increasing $13.0 million, or 203%, from $6.4 million in 2020 to $19.4 million in 2021, and sales into the projector market increasing $4.9 million from $24.8 million in 2020 to $29.7 million in 2021 as we experienced increased demand in the mobile market and sustained recovery in the digital projector market.

The increase in revenue related to engineering services, license revenue and other is primarily due to the recognition of license revenue in the mobile market during 2021.”

The Company respectfully notes for the Staff that it cannot provide additional detail around “Cost of revenue and gross profit” by target market because the Company does not prepare that information by target market.

The Company also plans to provide further quantification within “Research and development” and “Selling, general and administrative.” The following disclosure represents the type of disclosure the Company plans to use in future filings:

“Research and development expense increased $2.2 million, or 9%, from 2020 to 2021. The increase was primarily due to a $2.6 million increase in compensation expense due to a COVID-19 relief benefit received in China in 2020 that was not received in 2021, as well as annual merit salary increases and an increased management bonus accrual. 2021 also included a $3.5 million increase in non-recurring engineering expense due to the timing of development activities. This increase was largely offset by a $3.9 million benefit related to the co-development agreement.

Selling, general and administrative expense increased $0.6 million, or 3%, from 2020 to 2021. The increase was primarily due to a $1.0 million increase in accounting and legal fees incurred related to our strategic plan with our PWSH subsidiary as well as a $0.5 increase in compensation expense due to annual merit salary increases and an increased management bonus accrual. These increases were partially offset by a $0.6 million decrease in stock-based compensation expense due to the timing of awards granted. The remaining $0.3 million increase was due to smaller increases in many other expense categories.”

Financial Statements

Note 7—Revenue Recognition, page 69

5.

We note that your disaggregation of revenues results in two revenue categories being identified, including “IC sales” and “Engineering services, license and other,” and that the first of these represented 92% and 96% of total revenues for 2021 and 2020, respectively. However, you report having 335 patents related to visual display of digital image data, and describe four primary target markets as Mobile, Home Entertainment, Content, and Business & Education (although in the August 2022 Investor Presentation on your website, you identify Mobile, Cinema, and Home & Enterprise as your target markets). You also refer to mobile, projector, and video delivery businesses when describing plans to transform operations of your subsidiary, Pixelworks Semiconductor Technology (Shanghai) Co., Ltd, and you identify multiple products and product categories in your periodic reports and in the Investor Presentation (IP) including the following.

•	highly integrated products vs. high-speed mixed signal products

•	video System on Chip (“SoC”), commercial dual-channel 1080i deinterlacer integrated circuit, and the Topaz product line

•	motion estimation/motion compensation technology (“MEMC”), and mobile-optimized MEMC for smartphones

•	mobile-optimized X5 visual processor

•	video delivery and streaming solutions

•	Visual processors and AI-enhanced display for mobile devices

•	XCode® transcoders for media players and STB recorders

•	SoCs for digital projectors

•	Pixelworks Pro display processing software for smartphones

•	TrueCut Motion grading, HDR content creation SDK

Given the foregoing, it is unclear how the two revenue categories that you have identified would fairly depict how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors.

Please explain how you have considered the guidance in FASB ASC 606-10-55-89 through 55-91, relative to the various products and product categories mentioned above, as well as the target markets and the mobile, projector, and video delivery businesses.

Please submit the revisions that you propose to more clearly reflect disaggregation into meaningful revenue categories in conformity with this guidance.

Response:

The Company acknowledges the Staff’s comment that the Company’s use of different language to describe its target markets, products and services and the application thereof, and revenue categories in its public filings and investor presentations could lead to a lack of clarity with respect to how the Company’s revenue categories relate to its products and target markets. The Company believes that the revised disclosure as set forth in Response No. 1 above will help to explain how the revenue categories, target markets and products and services relate to one another.

In accordance with ASC 606-10-50-5 through 6, the Company considered the appropriate level of disaggregated revenue information that depicts how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors, as well as sufficient information to enable users of financial statements to understand the relationship between the disclosure of disaggregated revenue and revenue information that is disclosed for each reportable segment. Additionally, the Company considered the guidance in ASC 606-10-55-89 through 55-91 along the following categories:

Type of good or service (e.g. major product lines)

•

The Company derives the majority of its revenue (greater than 90% in 2020 and 2021) from sales of integrated circuits for use by our customers across a range of end-user products (“IC sales”). Whether these end-user products are for the Mobile, Projector or Video Delivery market, at the end of the day, they are all sales of integrated circuits, and so there is not a significant level of disparity in the nature, amount, timing, and uncertainty of revenues and cash flows associated with this category of revenue. Accordingly, the Company believes that further disaggregation is not necessary based on this category.

•

The Company derives the rest of its revenue (less than 10% in 2020 and 2021) from services provided to end customers and from licenses to our technology, whether as an integrated circuit design or as software that operates on an end-user product in the Mobile, Projector, or Video Delivery markets. There is not a significant level of disparity in the nature, amount, timing and uncertainty of revenues and cash flows associated with this category of revenue. Accordingly, the Company believes that further disaggregation is not necessary based on this category.

Geographical region (e.g. country or region)

•

In accordance with the Company’s segment disclosures under ASC 280-10-50-41, the Company discloses revenue by geographic region. All of the Company’s revenue across all countries exhibit similar economic characteristics, and therefore the Company believes that further disaggregation is not necessary based on this category.

Market or type of customer (e.g. government and nongovernment customers)

•	With respect to “IC sales”, the Company’s customers are OEMs and distributors who purchase similar semiconductor products from the Company and sell them into similar markets.

•

With respect to “Engineering services, license revenue, and other”, the Company’s customers are generally the same as that of the customers for “IC sales,” except that the nature of the contract tends to be different than that of IC sales, discussed in more detail in “Type of contract” below.

•

The Company does not believe there is a significant level of disparity in the nature, amount, timing, and uncertainty of revenues and cash flows within our categories of customers, and therefore further disaggregation is not necessary based on this category.

Type of contract (e.g. fixed price and time-and-materials contracts)

•

With respect to “IC sales,” substantially all of the Company’s revenue contracts represent single performance obligation transactions and are governed by customer orders for products. Net revenue reflects transaction prices based on the agreed selling price, net of provisions for estimated product returns, price protection on unsold inventory at the Company’s distributors, and provisions for estimated customer accommodation requests. All of these contracts are short term in nature. There are no other unique factors identified that would result in a variation of the nature, amount, timing and uncertainty of revenues and cash flows within this revenue category.

•

With respect to “Engineering services, license revenue, and other,” these revenue contracts can result in one or more performance obligation and the performance obligations identified result in recognition of revenue both over time and at a point in time. These contracts tend to be longer term in nature but generally do not last longer than 12 months. Net revenue reflects transaction prices based on the agreed selling price and are not generally net of provisions for returns or other items. There are generally no unique factors identified that would result in a variation of the nature, amount, timing and uncertainty of cash flows within this revenue category.

Contract duration (e.g. short-term)

•	This has been addressed above in the response under “Type of contract”

Timing of transfer of goods or services (e.g. point in time or over time recognition)

•	This has also been addressed above under “Type of good or service” and “Type of contract”

Based on the Company’s consideration of the guidance in FASB ASC 606-10-55-89 through 55-91, it has concluded that the Company’s two revenue categories of “IC sales” and “Engineering services, license and other” continue to fairly depict how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors.

Note 14—Segment Information, page 78

6.

We note you have identified a single reportable operating segment, although it is unclear how you have arrived at this view, considering other disclosures in your periodic reports, earnings releases, and the August 2022 Investor Presentation on your website.

For example, you have identified mobile, projector and video as businesses within your consolidated results, associated various products with distinct target markets, and identified projector-video delivery and mobile as segments while differentiating between these in discussing revenue trends and growth. Therefore, it is unclear how assessing performance and allocating resources would not be oriented towards and informed by financial metrics associated with multiple segments of your operations.

Tell us how you considered the guidance in FASB ASC 280-10-55-7A, B, and C in concluding that you have a single reportable operating segment, given the observations above; and describe the scope of information utilized by your chief operating decision maker(s) in assessing performance and making resource allocation decisions, as may pertain to the various product groups and target markets that you have identified.

Response:

The Company respectfully submits that it operates in one segment: the design, development, marketing and sale of IC solutions (both IC sales and related services) for use in various target markets. In accordance with ASC 280-10, an operating segment is a component of an entity when it meets all of the three criteria of ASC 280-10-50-1, which are: (i) it engages in business activities from which it may recognize revenues and incur expenses, (ii) its operating results are regularly reviewed by the public entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance and (iii) discrete financial information is available. The Company’s analysis of these three criteria is as follows:

•

The Company generates substantially all of its revenue from three of its four target markets: the Mobile market, the Projector market and the Video Delivery market. As noted earlier, the revenue generated from the Cinema market has thus far been immaterial.

•

The chief operating decision maker, or CODM, is the Company’s CEO. The financial information provided to the CODM is provided on a consolidated basis, although a breakdown of historical revenue and forecasted revenue by target market is included. The CODM uses the consolidated financial information (balance sheet, income statement, and cash flow forecast) as the primary method to evaluate performance and make decisions on the allocation of the Company’s resources.

•	Discrete financial information is not available by target market.

Based on the above analysis, the Company believes that it operates in one segment, and has accordingly provided disclosure with respect to that segment. Because the Company operates in one segment, it does not aggregate any operating segments because there are not multiple operating segments to aggregate. The Company plans to include additional detail as to its conclusion that it operates in one segment in future filings as follows:

“We operate in one segment: the design, development, marketing and sale of IC solutions for use in electronic display devices. We generate our revenue from three broad product markets: the digital projector market, the mobile market and the video delivery market. The chief operating decision maker, or CODM, is our CEO. Our CODM evaluates financial performance and allocates resources using financial information reported on a company-wide basis.”

If you have any questions or comments, please do not hesitate to contact me directly at (503) 601 - 4540.

Very truly yours,

Pixelworks, Inc.

/s/ Haley Aman
Haley F. Aman
Chief Financial Officer

Copy to:

Todd A. DeBonis, Pixelworks, Inc.

Christina Pearson, Pillsbury Winthrop Shaw Pittman LLP

Ryan Teed, Armanino LLP